March 4, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

EAS Crow Point Alternatives Fund (the “Fund”) Proxy

Dear Mr. Grzeskiewicz:

On February 20, 2013, Northern Lights Fund Trust (the “Registrant”) filed a preliminary proxy statement in connection with a shareholder meeting to be held to approve a new investment management agreement between the Trust (on behalf of the Fund) and Crow Point Partners, LLC (“Crow Point”), a new investment adviser to the Fund.  On Friday, March 1st, you provided comments by phone related to the preliminary proxy statement.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

1.  Please advise the Staff whether the Fund’s prior investment adviser (Emerald Asset Advisors, LLC) has provided written consent for the Fund to continue to use “EAS” in the name.

RESPONSE:  Registrant confirms that it has received written authorization from Emerald to continue to use “EAS” in the Fund name.

2.  Are Crow Point and Emerald affiliated with one another?

RESPONSE:  No, Crow Point and Emerald are not affiliated with one another.

3.  Please describe to the Staff, and consider whether additional disclosure should be added  to the Proxy Statement, describing how Crow Point came to the Board’s attention as a potential replacement adviser for the Fund.

RESPONSE:  The following was added to the Background section of the Proxy Statement:

“Emerald had previously notified the Trust of its desire to exit the mutual fund business  and transition the management of the Fund to a capable adviser with a strong portfolio management team.  Based upon conversations with Trust management who assisted Emerald in identifying Crow Point, and after evaluating Crow Point, Emerald determined that it would be in the  best interest of the Fund and the Fund’s shareholders to request and recommend  that the Board and the Fund’s shareholders approve Crow Point as the new adviser to the Fund.”

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra W. Borchers
Cassandra W. Borchers

887985.1